SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 3)*

                                  DST SYSTEMS, INC.
                                  (Name of Issuer)

                       Common Stock, Par Value $0.01 Per Share
                           (Title of Class of Securities)


                                       233 326
                                   (CUSIP Number)


* This statement constitutes Amendment No. 3 to the Schedule 13G, as last amended February 13, 1998, previously filed by UMB Bank, n.a. (formerly United Missouri Bank, n.a.) ("UMB"), UMB's parent, UMB Financial
Corporation (formerly United Missouri Bancshares, Inc.), and The Employee Stock Ownership Plan (the "DST ESOP"), for employees of DST Systems, Inc., with respect to the common stock, par value $0.01 per share (the "Common Stock"), of DST Systems, Inc., a Delaware corporation (the "Issuer").

                                 Page 1 of 10 Pages

CUSIP NO. 233 326         SCHEDULE 13G     Page 2 of 10 Pages

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of above person:

         UMB BANK, n.a. ("UMB")

2.       Check the Appropriate box if a member of a group     (a)  [   ]
                                                                       (b)  [X]
3.       SEC Use Only

4.       Citizenship or Place of Organization:  United States

Number of Shares Beneficially owned by UMB With:

5. Sole Voting Power: 900. UMB disclaims beneficial ownership of these shares.

6. Shared Voting Power: 300. UMB disclaims beneficial ownership of these shares.

7. Sole Dispositive Power: 900. UMB disclaims beneficial ownership of these shares.

8. Shared Dispositive Power: 2,816,751. UMB disclaims beneficial ownership of these shares, which include 2,816,451 shares which are held as trustee of the DST ESOP.

9. Aggregate Amount Beneficially Owned by UMB: 2,817,651. UMB disclaims beneficial ownership of these shares, 2,816,451 of which are held as trustee of the DST ESOP.

10.      Check  Box if the  Aggregate  Amount  in Row (9)  excludes  Certain
Shares: [X] Such amount excludes 103,701 shares of the Issuer's Common Stock that are held in custody accounts by UMB for which UMB has no voting or dispositive power.

11.      Percent of Class Represented by Amount in Row 9:  4.4%

12.      Type of Reporting Person:  BK

CUSIP NO. 233 326         SCHEDULE 13G     Page 3 of 10 Pages

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of above person:

         UMB FINANCIAL CORPORATION ("UMBFC")

2.       Check the Appropriate box if a member of a group     (a)  [   ]
                                                                       (b)  [X]

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Missouri

Number of Shares Beneficially owned by UMBFC With:

5.       Sole Voting Power:  -0-

6.       Shared Voting Power:  -0-

7.       Sole Dispositive Power:  -0-

8.       Shared Dispositive Power:  -0-

9.       Aggregate Amount Beneficially Owned by UMBFC:  -0-

10.      Check  Box if the  Aggregate  Amount  in Row (9)  excludes  Certain
Shares: [X] Such amount excludes 2,921,352 shares of the Issuer's Common Stock that are held by a subsidiary in various capacities, including as trustee of the DST ESOP, as to which UMBFC has no voting or dispositive power.

11.      Percent of Class Represented by Amount in Row 9:  -0-

12.      Type of Reporting Person:  HC

CUSIP NO. 233 326         SCHEDULE 13G     Page 4 of 10 Pages

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of above person:

         THE EMPLOYEE STOCK OWNERSHIP PLAN ("DST ESOP"), for employees of DST Systems, Inc.

2.       Check the Appropriate box if a member of a group     (a)  [   ]
                                                                       (b)  [X]

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Missouri

Number of Shares Beneficially owned by DST ESOP With:

5.       Sole Voting Power:  -0-

6.       Shared Voting Power:  -0-

7.       Sole Dispositive Power:  -0-

8. Shared Dispositive Power: 2,816,451. Beneficial ownership is disclaimed as to the 2,816,451 shares held on behalf of the DST ESOP.

9. Aggregate Amount Beneficially Owned by DST ESOP: 2,816,451. Beneficial ownership is disclaimed as to the 2,816,451 shares held on behalf of the DST ESOP.

10.      Check Box if the  Aggregate  Amount in Row (9) excludes  Certain
Shares:  [ ]

11.      Percent of Class Represented by Amount in Row 9:  4.4%

12.      Type of Reporting Person:  EP

CUSIP NO. 233 326                                         Page 5 of 10 Pages

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3

Item 1(a)  Name of Issuer:

         DST Systems, Inc., a Delaware corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

         1055 Broadway, Kansas City, Missouri 64105

Item 2(a)  Names of Persons Filing:

         (i)      UMB Bank, n.a. ("UMB")

         (ii)     UMB Financial Corporation ("UMBFC")

         (iii)    The Employee Stock Ownership Plan ("DST ESOP")

Item 2(b)  Address of Principal Business or, if none, Residence:

         Both UMB and UMBFC maintain their principal executive offices at, and the address for the DST ESOP is, 1010 Grand Boulevard, Kansas City, Missouri 64106

Item 2(c)  Citizenship:

         UMBFC is a corporation organized under the laws of the State of Missouri, UMB is a national banking association chartered by the United States and the DST ESOP is a trust organized in the State of Missouri.

CUSIP NO. 233 326         SCHEDULE 13G     Page 6 of 10 Pages

Item 2(d) Title of Class of Securities: common stock, par value $0.01 per share (the "Common Stock").

Item 2(e)  CUSIP Number:  233 326

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      [   ]  Broker or Dealer under Section 15 of the Act

         (b)      [X] Bank as defined in section 3(a)(6) of the Act (UMB)

         (c)      [   ]  Insurance Company as defined in section 3(a)(19) of the
Act

         (d)      [  ]  Investment   Company   registered  under  section  8  of
the Investment Company Act

         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F) (DST ESOP)

         (g)      [X]  Parent   Holding   Company,   in   accordance   with
Section 240.13d-1(b)(ii)(G)  (Note:  See Item 7) (UMBFC)

         (h)      [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

CUSIP NO. 233 326         SCHEDULE 13G     Page 7 of 10 Pages

Item 4.  Ownership.

         Not applicable.

Item 5  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that, as of the date hereof, the reporting persons have ceased to be beneficial owners of more than 5% of the class of securities, check the following [X].

Item 6   Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8  Identification and Classification of Members of the Group.

         Not applicable.

Item 9  Notice of Dissolution of Group.

         Not applicable.

Item 10  Certification.

         See below.

CUSIP NO. 233 326        SCHEDULE 13G    Page 8 of 10 Pages

                                      Signature

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction have such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            UMB Bank, n.a.

Dated:  February 16, 1999           By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            UMB Financial Corporation

Dated:  February 16, 1999           By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            The Employee Stock Ownership Plan,
                                            for employees of DST Systems, Inc.

                                            By:  UMB Bank, n.a., Trustee

Dated:  February 16, 1999           By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

CUSIP NO. 233 326        SCHEDULE 13G    Page 9 of 10 Pages

                                    EXHIBIT INDEX

Exhibit                        Document                        Page No.

A.                               Joint Filing Agreement

CUSIP NO. 233 326        SCHEDULE 13G    Page 10 of 10 Pages

                                      EXHIBIT A

                               JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Exhibit is attached with respect to the Common Stock, par value $0.01 per share, of DST Systems, Inc., a Delaware corporation, and consent to this Joint Filing Agreement being included as an Exhibit to such filing. In evidence thereof the undersigned hereby execute this Agreement this 16th day of February, 1999.

                                            UMB Bank, n.a.

Dated:  February 16, 1999           By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            UMB Financial Corporation

Dated:  February 16, 1998           By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            The Employee Stock Ownership Plan,
                                            for employees of DST Systems, Inc.

                                            By:  UMB Bank, n.a., Trustee

Dated:  February 16, 1999           By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary